UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FILING OF ANNUAL REPORT ON FORM 20-F FOR YEAR ENDED DECEMBER 31, 2013

ON APRIL 30, 2014

On May 23, 2014, the registrant issued a press release announcing the filing of its Annual Report on Form 20-F for Year Ended December 31, 2013 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 23, 2014

ADECOAGRO ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR YEAR ENDED DECEMBER 31, 2013 ON APRIL 30, 2014

Luxembourg, May 23, 2014 -Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters. AGRO.K), one of the leading agricultural companies in South America, announced today the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 on April 30, 2014. The Form 20-F is available on Adecoagro’s website at http://www.adecoagro.com. Adecoagro will provide to all holders of Adecoagro’s securities, upon request and free of charge, a hard copy of our Form 20-F, including our audited consolidated financial statements as of and for the fiscal year ended December 31, 2013.

About Adecoagro

Adecoagro is a leading agricultural company in South America. Adecoagro owns over 269 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.3 million tons of agricultural products including corn, wheat, soybeans, rice, dairy products, sugar, ethanol and electricity, among others.